Exhibit 99.3

ICON acquisition creates world-leading healthcare intelligence and clinical research organisation

Dublin, Ireland, 1st July 2021 – ICON plc, (NASDAQ: ICLR) (“ICON’’) today announced the completion of its acquisition of PRA Health Sciences. The combined company will retain the name ICON and will bring together 38,000 employees across 47 countries, creating the world’s most advanced healthcare intelligence and clinical research organisation.

The combined company will leverage its enhanced operations to transform clinical trials and accelerate biopharma customers’ commercial success through the development of much needed medicines and medical devices. The new ICON will have a renewed focus on leveraging data, applying technology and accessing diverse patient populations to speed up drug development.

Transaction close details
Upon completion of the acquisition, pursuant to the terms of the merger agreement, PRA became a wholly owned subsidiary of ICON plc. Under the terms of the merger, PRA shareholders received per share $80 in cash and 0.4125 shares of ICON stock. The trading of PRA common stock on NASDAQ was suspended prior to market open on July 1, 2021.

Investor enquiries:
Brendan Brennan, CFO
+35312912000
brendan.brennan@iconplc.com

Jonathan Curtain, VP, Corporate Finance & Investor Relations
+35312912000
jonathan.curtain@iconplc.com

Media enquiries:
Weber Shandwick (PR adviser)
Lisa Henry (GMT timezone)
+447785 458203
lhenry@webershandwick.com

About ICON plc
ICON plc is a world-leading healthcare intelligence and clinical research organisation. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON will operate from 163 locations in 47 countries and have approximately 38,000 employees as of July 1, 2021.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. These statements are based on management’s current expectations and information currently available, including current economic and industry conditions.  These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release.  The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word “expected” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8 and F-3, which are available on the SEC’s website at http://www.sec.gov.

ICON/ICLR-F